Exhibit 2.2

Rights Attached to Shares

Our authorized share capital consists of 17,000,000 ordinary shares of a nominal value of NIS 0.03 each and 3,000,000 preferred shares of a nominal value of NIS 0.03 each.

Our Articles provide that we shall not effect any conversion of the Preferred Shares to the extent that, after giving effect to the conversion, the applicable shareholder would beneficially own in excess of the Beneficial Ownership Limitation. The “Beneficial Ownership Limitation” is defined a 9.99% of the number of Ordinary Shares outstanding immediately after giving effect to the issuance of Ordinary Shares issuable upon conversion of Preferred Shares held by the applicable shareholder. The applicable shareholder, upon notice to the company, may increase or decrease the Beneficial Ownership Limitation provisions applicable to its Preferred Shares. Any such increase or decrease in the Beneficial Ownership Limitation will not be effective until the 61st day after such notice is delivered to the company and shall only apply to such shareholder.

The rights attached to the ordinary shares are as follows:

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equal rights to receive an invitation to, attend all of and vote at all of the general meetings of the company. Each one of the Ordinary Shares will confer upon the holder a single vote at every general meeting of the company at which he/she participates and votes, by himself/herself, by agent, or by proxy.

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equal rights to receive dividends, if and when distributed, whether in cash or any other manner, and to participate in a distribution of bonus shares, if and when distributed, according to the ratio between the shareholders’ holdings in the company’s issued and outstanding share capital (Ordinary Shares and Preferred Shares on an as-converted basis, without regard to the Beneficial Ownership Limitation  and the company’s total issued and outstanding share capital (Ordinary Shares and Preferred Shares on an as-converted basis, without regard to the Beneficial Ownership Limitation).

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equal right to participate in a distribution of the company’s assets available for distribution, in the event of liquidation or winding-up of the company, pari-passu with the Preferred Shares )on an as-converted basis).

The Preferred Shares shall have equal rights for every purpose and will confer upon the holder:

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equal rights to receive dividends, if and when distributed, whether in cash or any other manner, and to participate in a distribution of bonus shares, if and when distributed, according to the ratio between the shareholders’ holdings in the Company’s issued and outstanding share capital (Ordinary Shares and Preferred Shares on an as-converted basis, without regard to the Beneficial Ownership Limitation) and the company’s total issued and outstanding share capital (Ordinary Shares and Preferred Shares on an as-converted basis, without regard to the Beneficial Ownership Limitation).

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equal right to participate in a distribution of the company’s assets available for distribution, in the event of liquidation or winding-up of the company, on an as-converted basis, pari-passu with the Ordinary Shares.

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a right of conversion into Ordinary Shares. Each Preferred Share shall be convertible, at any time and from time to time at the option of the shareholder thereof, into such amount of Ordinary Shares determined by dividing the Per Preferred Share Purchase Price ($1.14, subject to adjustments) by the conversion price then in effect, or the Conversion Rate.  The initial Conversion Rate is 1:1. As to Alpha Capital Anstalt, from the closing date of the Alpha Capital SPA and until 36 months from the closing date, if and whenever we  issue or sell Ordinary Shares or Ordinary Shares equivalents  for a consideration per share that is less than the conversion price then in effect, or the Discounted Per Ordinary Share Purchase Price, and which is not an exempted issuance, then immediately after such dilutive issuance, the conversion price shall be reduced to equal the Discounted Per Ordinary Share Purchase Price, but in no event shall the conversion price become lower than the greater of (i) $US 0.10 or (ii) 20% of the closing price on the trading day immediately prior to the date of the Alpha Capital SPA.

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equal rights to vote on all matters submitted to a vote of the Ordinary Shares (on an as-converted basis, but only up to the number of votes equal to the number of Ordinary Shares into which the Preferred Shares would be convertible pursuant to the Beneficial Ownership Limitation on the record date for any such vote).

The rights attached to any class may be modified or abrogated by the affirmative consent of the respective determining majority of the shares of such class; provided, however, that the creation of additional shares of a specific class, or the issuance of additional shares of a specific class, shall not be deemed a modification or abrogation of rights attached to shares of such class or of any other class.

Liability to capital calls by our company.  Under our memorandum of association and the Israeli Companies Law, the liability of our shareholders is limited to the par value of the shares held by them.

Limitations on any existing or prospective major shareholder.  See Item 6C. “Directors and Senior Management –Board Practices - Approval of Related Party Transactions Under Israeli Law.”

Alpha Capital Veto Right

So long as any Preferred Shares are held by Alpha Capita Anstalt, we may not take any actions and/or adopt any resolutions in connection with the following matters, without the affirmative consent of Alpha Capital Anstalt:

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Any amendment, alteration or repeal of any provision of the Articles so as to adversely affect the special rights, preferences, privileges or voting powers of the Preferred Shares, subject to certain exceptions.

•	Any increase to the number of members comprising the Board (applies until the first general meeting following October 31, 2020)

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Any consummation of a binding share exchange or reclassification involving the Preferred Shares, or of a merger or consolidation of the company with or into another entity, subject to certain exceptions.

Limitations on the Rights to Own Securities in Our Company

Neither our memorandum of association nor our articles of association nor any applicable law restrict in any way the ownership or voting of shares by non-residents of Israel, except with respect to subjects of countries that are in a state of war with Israel.

Provisions Restricting Change in Control of Our Company

Tender Offer

The Israeli Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a holder of a “control stake” (i.e., shares granting 25% or more of the aggregate voting rights at a general meeting of the company). This rule does not apply if there is already another shareholder holding 25% or of the company.  Similarly, the Israeli Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would hold more than a 45% of the aggregate voting rights at a general meeting of the company, unless there is another shareholder holding more than 45% of the aggregate voting rights at a general meeting of the company. These requirements do not apply if, in general, the acquisition: (1) was made in a private placement that received shareholder approval as a private placement that was meant to grant the purchaser 25% or more of the voting rights of a company in which no other shareholder holds 25% or more of the voting rights, or to grant the purchaser more than 45% of the voting rights of a company in which no other shareholder holds more than 45% of the voting rights, (2) was from a 25% or greater shareholder of the company which resulted in the acquiror becoming a 25% or greater shareholder of the company, or (3) was from a shareholder holding more than a 45% interest in the company which resulted in the acquiror becoming a holder of more than a 45% interest in the company.

If, as a result of an acquisition of shares, the acquiror will hold more than 90% of a company’s outstanding shares, the acquisition must be made by means of a tender offer for all of the outstanding shares, or a full tender offer. A full tender offer is accepted if either: (i) holders of less than 5% of the outstanding shares do not accept the tender offer and more than half of the offerees who do not have a personal interest in accepting the tender offer accepted it, or (ii) holders of less than 2% of the outstanding shares do not accept the tender offer. If the full tender offer is not accepted, then the acquiror may not acquire shares in the tender offer that will cause his shareholding to exceed 90% of the outstanding shares.

The Israeli Companies Law provides for appraisal rights in the event a full tender offer is accepted if the shareholder files a request with the court within six months following the consummation of a full tender offer. The acquirer may provide in the tender offer documents that any shareholder that accepted the offer and tendered his shares will not be entitled to appraisal rights.

Merger

The Israeli Companies Law permits merger transactions if approved by each party’s board of directors and, except under certain circumstances specified below, by the majority of each party’s shares voted on the proposed merger at a shareholders meeting convened upon prior notice of at least 35 days (which may be shortened to 14 days in certain circumstances) [see article 26.1]. A merger is defined as the transfer of all assets and liabilities, including conditional, future, known and unknown debts of the target company to the surviving company, as a result of which the target company is liquidated, and stricken out of the Companies Register.

Under the Israeli Companies Law, if one of the merging companies, or a shareholder that holds 25% or more of the means of control of one of the merging companies, or a 25% shareholder, holds shares of the other merging company, then a dissenting vote of holders of the majority of the shares of the other merging company present and voting, excluding shares held by the merging company or a 25% shareholder thereof, or by anyone acting on behalf of either of them, their relatives and corporations controlled by them, is sufficient to reject the merger transaction.  Means of control are defined as any of the following: (i) the right to vote at a general meeting of a company; and (ii) the right to appoint a director of a company.  If the transaction would have been approved but for the exclusion of the votes as previously indicated, a court may still approve the merger upon the request of holders of at least 25% of the voting rights of the company.  The court will not approve a merger unless it is convinced that the merger is fair and reasonable, taking into account the values of the merging companies and the consideration offered to the shareholders.  Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy the obligations of the merged company.  In addition, a merger may not be completed unless at least 50 days have passed from the date that a proposal for approval of the merger was filed with the Israeli Registrar of Companies and 30 days have passed from the date that shareholder approval of both merging companies was obtained.

Notwithstanding the foregoing, a merger is not subject to the approval of the shareholders of the target company if the target company is a wholly-owned subsidiary of the surviving company.  In addition, a merger is not subject to the approval of the shareholders of the surviving company if:

•	the merger does not require the alteration of the memorandum or articles of association of the surviving company;

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the surviving company would not issue more than 20% of the voting rights thereof in the course of the merger and no person will become, as a result of the issuance, a controlling shareholder of the surviving company (for this purpose any securities convertible into shares of the surviving company that such person holds or that are issued to him in the course of the merger are deemed to have been converted or exercised);

•	neither the target company, nor any shareholder that holds 25% of the means of control of the target company is a shareholder of the surviving company; and

•	there is no person that holds 25% or more of the means of control in both companies.

Disclosure of Shareholders Ownership

The Israeli Securities Law and regulations promulgated thereunder do not require shareholders of a company whose shares are publicly traded solely on a stock exchange outside of Israel, as in the case of our company, to disclose their share ownership.

Changes in Our Capital

Changes in our capital are subject to the approval of the shareholders at a general meeting by a special majority of 75% of the votes of shareholders participating and voting in the general meeting.